UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

August 15, 2018

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Trading in Novo Nordisk shares by board members, executives and associated persons on 14 August 2018

Bagsværd, Denmark, 15 August 2018 — This document discloses the data of the transaction(s) made in Novo Nordisk shares by the company’s board members, executives and their associated persons in accordance with Article 19 of Regulation No. 596/2014 on market abuse.

The company’s board members, executives and their associated persons have given Novo Nordisk power of attorney on their behalf to publish trading in Novo Nordisk shares by the company’s board members, executives and their associated persons.

Please find below a statement of such trading in shares issued by Novo Nordisk.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Lars Green
2	Reason for the notification
a)	Position/status	EVP, Business Services & Compliance
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Sale of shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 315.40	10 shares
		DKK 315.30	535 shares
		DKK 315.20	534 shares
		DKK 315.15	143 shares
		DKK 315.15	200 shares
		DKK 315.15	25 shares
		DKK 315.10	119 shares
		DKK 315.10	95 shares
		DKK 315.10	50 shares
		DKK 315.20	45 shares
		DKK 315.20	26 shares
		DKK 315.30	49 shares
		DKK 315.30	162 shares
		DKK 315.30	171 shares
		DKK 315.30	50 shares
		DKK 315.25	3,000 shares
		DKK 315.35	25 shares
		DKK 315.30	135 shares
		DKK 315.35	50 shares
		DKK 315.35	200 shares
		DKK 315.35	82 shares
		DKK 315.35	21 shares
		DKK 315.35	45 shares
		DKK 315.40	138 shares
		DKK 315.35	456 shares
		DKK 315.25	489 shares
		DKK 315.20	465 shares
		DKK 315.20	244 shares
		DKK 315.20	150 shares
		DKK 315.20	100 shares
		DKK 315.25	119 shares
		DKK 315.25	272 shares
		DKK 315.20	332 shares
		DKK 315.25	136 shares
		DKK 315.28	149 shares
		DKK 315.25	220 shares
		DKK 315.20	78 shares
		DKK 315.20	152 shares
		DKK 315.20	46 shares
		DKK 315.25	65 shares
		DKK 315.25	114 shares
		DKK 315.30	142 shares

DKK 315.25	361 shares
DKK 315.28	427 shares
DKK 315.25	800 shares
DKK 315.20	8,725 shares
DKK 315.30	48 shares

d)	Aggregated information - Aggregated volume - Price	20,000 shares DKK 312.62
e)	Date of the transaction	14 August 2018
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Henrik Wulff
2	Reason for the notification
a)	Position/status	EVP, Product Supply
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument, Identification code	Shares Novo Nordisk B DK0060534915
b)	Nature of the transaction	Sale of shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 309.95	3,104 shares
		DKK 309.95	114 shares
		DKK 309.95	824 shares

DKK 309.95	757 shares
DKK 309.95	3 shares
DKK 309.95	757 shares
DKK 309.95	1,870 shares
DKK 309.95	16 shares
DKK 309.95	16 shares
DKK 309.95	4 shares
DKK 309.95	3 shares
DKK 309.95	2,046 shares
DKK 309.95	8 shares
DKK 309.95	2,121 shares
DKK 309.95	2,122 shares
DKK 309.95	76 shares
DKK 309.95	409 shares
DKK 309.95	17 shares
DKK 309.95	733 shares

d)	Aggregated information - Aggregated volume - Price	15,000 shares DKK 309.95
e)	Date of the transaction	14 August 2018
f)	Place of the transaction	Nasdaq Copenhagen

Definitions and background information:

Publication

Publication shall take place no later than three working days after the trading by board members, executives or their associated persons. Publication is only required when the total amount of transactions of a specific board member/executive and his/her associated persons in any one calendar year has reached 20,000 EUR.

Who are board members, executives and associated persons?

Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) Other relatives defined as brothers, sisters, parents, grandparents, children, grandchildren, cousins etc. who have shared the same household with a board member or executive for a period of at least one year on the date of the given transaction and 4) any legal persons, trust, or partnership, the managerial responsibilities of which are discharged by a board member/executive or by a person referred to in items 1)-3) above, or which is directly or indirectly controlled by such a person, or which is set up for the benefit of such a person, or the economic interests of which are substantially equivalent to those of such a person.

What is trading/transaction?

Trading is any kind of transaction, including shares and share related securities purchased or otherwise acquired, sold or otherwise disposed, gifts, mortgages, heritage and grants, allotments and exercise of options.

What is financial instrument and ID code?

Financial instrument includes shares listed on the Nasdaq Copenhagen and ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US- based employees. The ID code is the code (ISIN DK0060534915) of the Novo Nordisk share on the Nasdaq Copenhagen or the code (NVO) on New York Stock Exchange.

What is date and place of transaction?

Date of transaction is the actual transaction date. The place of transaction is the actual place of transaction, i.e. Nasdaq Copenhagen or New York Stock Exchange.

What is the volume and price of transaction and aggregated information?

The volume of transaction is the number of shares (of DKK 0.20 nominal value) or other financial instruments traded. In case of a single transaction the price is the price of that single transaction. In case of multiple transactions, when the transactions relates to the same financial instrument, are of the same nature, are executed on the same day and are executed on the same place, the volume must be aggregated. The price of the aggregated transactions is the weighted average price.

The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of ADRs listed on New York Stock Exchange.

Novo Nordisk is a global healthcare company with 95 years of innovation and leadership in diabetes care. This heritage has given us experience and capabilities that also enable us to help people defeat obesity, haemophilia, growth disorders and other serious chronic diseases. Headquartered in Denmark, Novo Nordisk employs approximately 43,100 people in 79 countries and markets its products in more than 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, YouTube.

Further information

Media:
Katrine Sperling	+45 4442 6718	krsp@novonordisk.com
Ken Inchausti (US)	+1 609 786 8316	kiau@novonordisk.com

Investors:
Peter Hugreffe Ankersen	+45 3075 9085	phak@novonordisk.com
Anders Mikkelsen	+45 3079 4461	armk@novonordisk.com
Valdemar Borum Svarrer	+45 3079 0301	jvls@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 65 / 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 20, 2018	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer